SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated February 23, 2009

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha'ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____________)

This Form 6-K is incorporated by reference into the Company’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on December 26, 2001 (Registration No. 333-14222).

Enclosure: Partner Communications Announces 2008 Annual and Q4 Results.

PARTNER COMMUNICATIONS REPORTS
2008 ANNUAL and Q4 RESULTS

RECORD ANNUAL RESULTS FOR 2008
FREE CASH FLOW OF NIS 1.3 BILLION IN 2008
NIS 1.2 BILLION RETURNED TO SHAREHOLDERS IN 2008

2008 Annual Highlights (compared with 20071)
—	Total Revenues: NIS 6.3 billion (US$ 1.7 billion), an increase of 3.5%
—	Service Revenues: NIS 5.6 billion (US$ 1.5 billion), an increase of 4.6%
—	Operating Profit: NIS 1.6 billion (US$ 422 million), an increase of 14.7%
—	Net Income: NIS 1.1 billion (US$ 277 million), an increase of 11.9%
—	EBITDA [2]: NIS 2.3 billion (US$ 594 million), an increase of 12.3%
—	EBITDA Margin [3]: 35.7% of total revenues, up from 32.9%
—	Free Cash Flow [4] NIS 1.3 billion (US$ 344 million), an increase of 42.8%
—	Subscriber Base: 99,000 net additions in 2008, subscriber base of 2.9 million, including 951,000 3G subscribers
—	Dividends Declared: NIS 841 million dividend payment for 2008, fulfilling the dividend policy of an annual net income payout ratio of 80%

Q4 2008 Highlights (compared with Q4 20071)
—	Total Revenues: NIS 1.6 billion (US$ 411 million), a decrease of 4.0%
—	Service Revenues: NIS 1.4 billion (US$ 367 million), an increase of 2.6%
—	Operating Profit: NIS 409 million (US$ 108 million), an increase of 20.0%
—	Net Income: NIS 265 million (US$ 70 million), a decrease of 12.3% [5]
—	EBITDA [2]: NIS 559 million (US$ 147 million), an increase of 12.7%
—	EBITDA Margin [6]: 35.8% of total revenues, up from 30.5%
—	Free Cash Flow [4]: NIS 287 million (US$ 76 million), a decrease of 6.0%
—	Subscriber Base: 16,000 net additions
—	Dividend Declared: NIS 217 million dividend payment for the fourth quarter, fulfilling the dividend policy of an annual net income payout ratio of 80%

1 Certain comparative figures for Q4 2007 have been reclassified to conform to the current year presentation. The company does not consider the changes material
2 See “Use of Non-GAAP Financial Measures” below (p12)
3 Equivalent to 40.5% of service revenues in 2008, compared with 37.7% in 2007
4 Cash flows generated from operating activities, net of cash flows from investing activities
5 Excluding the effect of the tax provision cancellation in Q4 2007, net income increased by 4.3%
6 Equivalent to 40.0% of service revenues in Q4 2008, compared with 36.4% in Q4 2007

Key Financial Results:

NIS '000	2004	2005	2006	2007	2008

Revenues	5,140,737	5,122,939	5,606,711	6,113,644	6,329,550
Cost of revenues	3,615,014	3,766,352	3,900,324	4,091,643	4,079,124

Gross profit	1,525,723	1,356,587	1,706,387	2,022,001	2,250,426
SG&A	506,377	453,681	492,571	623,036	645,228

Operating profit	1,019,346	902,906	1,213,816	1,398,965	1,605,198
Other expenses	-	-	-	-	-
Financial expenses	260,545	345,448	161,866	120,762	157,939

Tax expenses (tax benefit)	287,248	202,898	370,675	338,417	395,780
Cumulative effect of a change in
accounting principles	-	-	1,012	-	-
Net income for the period	471,553	354,560	682,287	939,786	1,051,479

Cash flow from operating activities net of
investing activities	599,186	459,632	774,784	916,195	1,308,269

NIS '000	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008

Revenues	1,627,369	1,587,780	1,544,138	1,636,017	1,561,615
Cost of revenues	1,092,159	1,081,308	1,000,568	1,007,861	989,387

Gross profit	535,210	506,472	543,570	628,156	572,228
SG&A	194,265	157,703	165,712	158,745	163,068

Operating profit	340,945	348,769	377,858	469,411	409,160
Financial Expenses	(12,084)	15,605	32,383	63,732	46,216

Tax expenses	51,174	89,894	98,140	109,477	98,269
Net income for period	301,855	243,270	247,335	296,202	264,675

Cash flow from operating activities net of
investing activities	305,536	(20,009)	601,033	440,041	287,204

Key Operating Indicators:

	2002	2003	2004	2005	2006	2007	2008

EBITDA[7] (NIS millions)	1,052	1,380	1,576	1,569	1,850	2,009	2,257
EBITDA as a percentage of total revenues	26.0%	30.9%	30.7%	30.6%	33.0%	32.9%	35.7%
Subscribers (thousands)	1,837	2,103	2,340	2,529	2,668	2,860	2,898
Estimated Market Share (%)	29.1%	31.8%	32.4%	32.2%	31.7%	31.7%	31.3%
Annual Churn Rate (%)	10.9%	13.6%	12.0%	13.6%	15.6%	15.0%	17.8%
Average Monthly Usage per Subscriber (minutes)	280	277	286	294	311	336	365
Average Monthly Revenue per Subscriber (NIS)	183	171	170	156	158	158	159

7 See “Use of Non-GAAP Financial Measures” below (p12)

Rosh Ha’ayin, Israel, February 23, 2009 – Partner Communications Company Ltd. (“Partner” or “the Company”) (NASDAQ and TASE: PTNR), a leading Israeli mobile communications operator, today announced its results for the year and quarter ended December 31, 2008.

Commenting on the 2008 annual results, Partner’s CEO, Mr. David Avner, said: “2008 was a record year and the best year ever for Partner. In this year we have managed to achieve record financial and operational results. Our profitability metrics, the EBITDA, cash flow and net profit, grew by double digit rates of growth, despite our investment in two new strategic initiatives. The improvement in the profitability reflects, among other things, a number of efficiency improvements in 2008. This year we provided our shareholders with over ten percent cash yield, substantially above the industry average. The ability to continue to deliver an attractive dividend yield to our shareholders is one of the major cornerstones of our strategy.”

“2008 was also characterized by the initial implementation of Partner’s new strategic direction. The new strategic direction of the company is intended to ensure that we stay in-line with the major trends of the telecommunications and media arenas and that we continue to offer our customers with high quality products and services. In a world dominated by “Transmedia” – the ability to deliver any content on any platform – Partner needs to continually strengthen its presence in the content market. The combination of Partner’s leadership in the mobile market and the synergetic new platforms in the customers’ premises is a prerequisite for our vision. I believe that Partner’s strategy to implement the “data anywhere” vision as well as enriching our media offering, will enable us to continue to maintain our market leadership.

“In the last quarter of 2008 we began to see the first signs of the global recession. We have seen some impact on our revenues as a result of significant decrease in outbound and inbound tourism activity and also an increase in doubtful debts. Although our core business remains solid and resilient, we have recently identified some indications of a possible halt in the growth of average minutes per user which might be attributed to the impact of the recession.”

“We are watchful towards potential changes and therefore invest efforts in adjusting our variable costs to the changing environment. The robust structure of the company and the tight control we have on the costs enables us to continue to deliver an attractive dividend yield while at the same time build the platform to take advantage of market opportunities.”

“'2008 was a tremendous year for Partner and I believe that our solid financial and operational business will continue to bear fruits for the benefits of our shareholders and employees”.

Financial Review

In 2008 Partner achieved total net revenues of NIS 6,329.5 million (US$ 1,664.8 million), an increase of 3.5% from NIS 6,113.6 million in 2007. For Q4 2008 net revenues were NIS 1,561.6 million (US$ 410.7 million), a 4.0% decrease from NIS 1,627.4 million in Q4 2007.

Annual service revenues totalled NIS 5,573.2 million (US$ 1,465.9 million) in 2008, representing an increase of 4.6% from NIS 5,328.7 million in 2007. Service revenues in Q4 2008 increased by 2.6% from NIS 1,361.8 million in Q4 2007 to NIS 1,396.9 million (US$ 367.4 million). Both the annual and quarterly increases primarily reflect growth in the subscriber base, increases in the weight of post-paid subscribers with above average levels of ARPU in our subscriber base, as well as increases in content and data revenues. The relatively small increase in Q4 service revenues mainly reflects the impact of the shifting of the Jewish holiday season from Q3 in 2007 to Q4 in 2008 and a decrease in the activity of inbound and outbound tourists.

Total network minutes in 2008 increased by approximately 13.0% compared to 2007, resulting mainly from an expanding subscriber base, which grew by approximately 3.5% in 2008, as well as from an approximate 8.6% increase in the average minutes of use per subscriber. The effect of these increases on annual service revenues was partially offset by an approximate 7.4% dilution in the average network revenue per minute (including incoming calls). The dilution was a result of competitive market pressures, the increase in the weight of business subscribers in our total customer base and regulatory intervention including the approximate 14% reduction in interconnect tariffs which went into effect on March 1 2008, the final reduction in the Ministry of Communications’ program of mandated gradual reductions from 2005 to 2008.

Data and content revenues excluding SMS messages increased by 24.3% in 2008 to NIS 528.8 million (US$ 139.1 million), compared with NIS 425.6 million in 2007. This represents 9.5% of service revenues in 2008 compared with 8.0% of service revenues in 2007. For Q4 2008, data and content revenues excluding SMS messages was NIS 150.0 million (US$ 39.5 million), accounting for 10.7% of service revenues, compared with NIS 138.5 million or 10.2% of service revenues in Q4 2007.

Revenues from SMS message services were NIS 324.9 million (US$ 85.5 million) in 2008, accounting for 5.8% of service revenues, up by 28.2% from NIS 253.7 million, or 4.8% of service revenues, in 2007. For Q4 2008, revenues from SMS message services totalled NIS 84.6 million (US$ 22.2 million), accounting for 6.1% of service revenues, an increase of 29.4% compared with NIS 65.3 million or 4.8% of service revenues in Q4 2007.

Annual gross profit from services in 2008 was NIS 2,337.4 million (US$ 614.8 million), an increase of 4.4% from NIS 2,238.6 million in 2007. Gross profit from service revenues in Q4 2008 was NIS 587.6 million (US$ 154.6 million), compared with NIS 575.6 million in Q4 2007, a 2.1% increase. The annual increase reflects the higher service revenues, offset by a 4.7% increase in the cost of service revenues from NIS 3,090.2 million in 2007 to NIS 3,235.8 million (US$ 851.1 million) in 2008. The increase in cost of service revenues was primarily driven by the additional depreciation expenses of approximately NIS 74 million over 2008 resulting from the accelerated depreciation of the equipment to be replaced under an agreement with LM Ericsson Israel Ltd. In addition, the cost of services revenues reflects higher variable airtime and content costs as a result of higher airtime and content usage. The cost increases were partially offset by efficiency improvements, a decrease in (non-accelerated) depreciation expenses, lower rate of royalty payments and the reduction in interconnect tariffs. For Q4 2008, the higher service revenues were offset by an increase in the cost of service revenues of 2.9%, from NIS 786.2 million in Q4 2007 to NIS 809.0 million (US$ 212.8 million), the increase primarily reflecting the higher expenses related to operating an expanding cellular network, as well as higher content costs as a result of the growth in content usage.

Equipment revenues in 2008 totalled NIS 756.3 million (US$ 198.9 million), compared with NIS 784.9 million in 2007, a decrease of 3.6%. For Q4 2008, equipment revenues were NIS 164.9 million (US$ 43.4 million), a decrease of 37.9% from NIS 265.6 million in Q4 2007. The annual decrease is largely explained by the lower number of transactions, partially offset by an increase in the average revenue per sale due to a higher proportion of more advanced and higher cost 3G handset sales compared with 2G handsets. The decrease in Q4 2008 compared with Q4 2007 primarily reflects the relatively high number of sales in Q4 2007 related to the introduction of number portability in December 2007.

Gross loss on equipment decreased by 59.8% in 2008 from NIS 216.6 million in 2007 to NIS 87.0 million (US$ 22.9 million). For Q4 2008, the gross loss on equipment decreased by 61.8% from NIS 40.4 million in Q4 2007 to NIS 15.4 million (US$ 4.1 million). Both the annual and quarterly decreases are driven primarily by a lower number of transactions, as well as the use of more competitive airtime rate plan tariffs that offer lower subsidies together with airtime usage rebates.

Gross profit overall in 2008 totalled NIS 2,250.4 million (US$ 591.9 million), representing an 11.3% increase from NIS 2,022.0 million in 2007. Gross profit for Q4 2008 was NIS 572.2 million (US$ 150.5 million), up 6.9% from NIS 535.2 million in Q4 2007.

Selling, marketing, general and administration expenses were NIS 645.2 million (US$ 169.7 million) in 2008, increasing by 3.6% from NIS 623.0 million in 2007. For Q4 2008, SG&A expenses decreased by 16.1% from NIS 194.3 million in Q4 2007 to NIS 163.1 million (US$ 42.9 million). The annual increase is largely associated with the additional costs of growth in the subscriber base, larger provisions for doubtful accounts from receivables on handset sales and service revenues, and with higher distribution and commission expenses. The quarterly decrease in Q4 2008 reflects the exceptional impact in Q4 2007 of a one time retirement bonus payment paid to the Company’s founding chief executive officer, Mr. Amikam Cohen, as well as payments to additional retiring senior executives. The quarterly decrease also reflects the additional costs assumed in Q4 2007 related to promotional campaigns associated with the introduction of number portability in December 2007.

Overall, the Company recorded an operating profit of NIS 1,605.2 million (US$ 422.2 million) in 2008, the equivalent of a 14.7% increase from NIS 1,399.0 million in 2007. Operating profit in Q4 2008 was NIS 409.2 million (US$ 107.6 million), an increase of 20.0% from NIS 340.9 million in Q4 2007.

Annual EBITDA in 2008 was NIS 2,256.6 million (US$ 593.5 million), an increase of 12.3% from NIS 2,009.1 million in 2007. In service revenue terms, the EBITDA margin was 40.5% in 2008, up from 37.7% in 2007. As a percentage of total revenues, the EBITDA margin in 2008 was 35.7%, up from 32.9% in 2007. Q4 2008 quarterly EBITDA was NIS 558.9 million (US$ 147.0 million), an increase of 12.7% from NIS 495.8 million in Q4 2007. In service revenue terms, the EBITDA margin was 40.0% in Q4 2008, up from 36.4% in Q4 2007. As a percentage of total revenues, the EBITDA margin in Q4 2008 was 35.8%, up from 30.5% in Q4 2007.

Annual financial expenses in 2008 increased by 30.8%, from NIS 120.8 million in 2007 to NIS 157.9 million (US$ 41.5 million). For Q4 2008 financial expenses were NIS 46.2 million (US$ 12.2 million), compared with net financial revenues of NIS 12.1 million in Q4 2007. The annual increase is primarily attributable to the increase in expenses resulting from the higher CPI level of 4.5% in 2008 compared with 2.8% in 2007. The quarterly increase reflects higher coverage expenses and the impact of currency fluctuations. In addition, the increase is explained in part by a loss of NIS 16 million on the company’s severance pay funds as a result of the recent capital market fall.

The effective tax rate for 2008 was 27.3% compared with 26.5% for 2007. The increase reflects the impact of the cancellation of a tax provision in the amount of NIS 29 million in 2007, partially offset by the impact of the reduction in Israeli corporate tax rate from 29% in 2007 to 27% in 2008.

In December 2008, the Company signed final tax assessments with the Israeli Tax Authorities for the years up to and including 2006.

Net income in 2008 was NIS 1,051.5 million (US$ 276.6 million) and earnings of NIS 6.73 (US$ 1.77) per diluted share, representing an 11.9% increase from NIS 939.8 million (earnings of NIS 5.96 per diluted share), in 2007. Excluding the effect of the tax provision cancellation in 2007, net income increased by 15.4% in 2008. Q4 2008 net income was NIS 264.7 million (US$ 69.6 million), a decrease of 12.3% from NIS 301.9 million in Q4 2007, and a decrease of 3.0% excluding the effect of the tax provision reduction in Q4 2007.

Funding and Investing Review

Cash flow generated from operating activities in 2008, net of cash flow from investing activities, was NIS 1,308.3 million (US$ 344.1 million), an increase of 42.8% from NIS 916.2 million in 2007. The increase was due to an increase in cash flow from operating activities, together with an increase in the cash flow used for investing activities. Cash flow from operating activities increased by 27.2% from NIS 1,445.7 million in 2007 to NIS 1,839.1 million (US$ 483.7 million) in 2008. This reflects both the higher operating income and the effects of the introduction of factoring future handset payments which increased operating cash flow by approximately NIS 200 million, as well as initiatives that were taken during the course of 2008 to reduce the working capital and cash flow volatility. Cash flow used for investing activities increased by 0.3% from NIS 529.5 million in 2007 to NIS 530.8 million (US$ 139.6 million) in 2008.

For Q4 2008, cash flow generated from operating activities, net of cash flows from investing activities, decreased by 6.0% from NIS 305.5 million in Q4 2007 to NIS 287.2 million (US$ 75.5 million), primarily reflecting a 30.8% increase in the cash flow used for investing activities.

Operational Review

Approximately 99,000 net active subscribers joined the Company in 2008, compared with approximately 192,000 in 2007, including 16,000 net additions in Q4 2008. The business sector accounted for approximately 84% of annual net new active subscribers. At the end of December 2008, the Company’s active subscriber base was approximately 2,898,000, including approximately 785,000 business subscribers or 27.1% of the base, approximately 1,368,000 post-paid private subscribers, or 47.2% of the base, and approximately 745,000 prepaid subscribers, or 25.7% of the base. 2008 year-end market share is estimated to be approximately 31.3%, compared with approximately 31.7% at the end of 2007. The slight reduction in market share reflects the introduction in 2008 of a more conservative and rigorous policy for recognizing prepaid subscribers which had the effect of reducing the subscriber base on January 1, 2008 by approximately 61,000 subscribers.

The annual churn rate in 2008 was 17.8%, up from 15.0% in 2007, largely reflecting the impact of number portability in the first half of the year. Quarterly churn in Q4 2008 was marginally higher at 4.3% compared with 4.0% in Q4 2007. The marginal decrease in the number of post-paid private subscribers in Q4 2008 is mainly a result of churn of below average ARPU subscribers that were recruited during the number portability period.

The Company added approximately 318,000 subscribers to its 3G network in 2008, with its 3G subscriber base reaching approximately 951,000 by year-end.

2008 average monthly usage per subscriber (MOU) was 365 minutes, an increase of approximately 8.6% compared with 336 minutes in 2007. The increase is explained in part by the effect of a special campaign in the first months of number portability that offered new and upgrading subscribers a significant number of free minutes for a period of 12 months.

For Q4 2008 alone, MOU was 357 minutes compared with 345 minutes in Q4 2007. Annual average monthly revenue per subscriber (ARPU) in 2008 was NIS 159 (US$ 42), an increase of approximately 0.6% from NIS 158 in 2007. For Q4 2008, ARPU was NIS 158 (US$ 42), also an increase of approximately 0.6% from NIS 157 in Q4 2007.

Dividend Policy

Pursuant to the dividend policy adopted by the Board for 2008, the Board approved the distribution of a cash dividend for Q4 2008 in the amount of NIS 1.41 (approximately US$ 0.37) per share, totalling approximately NIS 217 million (US$ 57 million), payable on April 1, 2009 to shareholders and ADS holders of record on March 18, 2009. The total dividend amount distributed for 2008 is approximately NIS 841 million (US$ 221 million), which is equivalent to NIS 5.45 per share, representing approximately 80% of the annual net income. In addition, the Company’s share buy back program between Q1 2008 and Q3 2008 returned a further approximate NIS 351 million (US$ 92 million) to shareholders.

The Board has reaffirmed the existing dividend policy, targeting an 80% payout ratio of annual net income.

Outlook and Guidance

Commenting on the Company’s results, Mr. Emanuel Avner, Partner’s Chief Financial Officer said: “Partner enters 2009 with a strong balance sheet and an improved ability to generate free cash flow, as demonstrated by the NIS 1.3 billion in free cash flow generated over 2008. I am delighted that Partner returned approximately NIS 1.2 billion (US$ 314 million) in cash to its shareholders in 2008, demonstrating our commitment to increasing shareholder value.”

Commenting on the Company’s outlook, Mr. Emanuel Avner, Partner’s Chief Financial Officer said: “Whilst the severity and duration of the current global downturn is still unknown, the core areas of the business are on solid foundations. However, we are already seeing a significant adverse impact in roaming activity and in larger provisions for doubtful debt expenses. Furthermore, in the last few weeks we have seen some indications of a possible halt in the growth of average minutes per user (MOU). Our intention is to mitigate, as much as possible, the effects of the downturn through efficiency and cost-cutting measures where appropriate. However, should the downturn continue through 2009, profit levels could be lower than in 2008.”

“Partner will continue to invest in our new portfolio of fixed line and ISP services in 2009 with a view to the services contributing to profitability from 2010. At the same time, the annual level of capital expenditures for 2009 is expected to remain below 10% of anticipated revenues.”

“In accordance with the decision of the Company’s Audit Committee, the Company will start to report its financial results based on the International Financial Reporting Standards (IFRS) from Q1 2009.”

Conference Call Details

Partner Communications will hold a conference call to discuss the company’s 2008 full-year and fourth-quarter results on Monday, February 23, 2009, at 17:00 Israel local time (10AM EST). This conference call will be broadcast live over the Internet and can be accessed by all interested parties through our investor relations web site at http://www.orange.co.il/investor_site/.

To listen to the broadcast, please go to the web site at least 15 minutes prior to the start of the call to register, download and install any necessary audio software. For those unable to listen to the live broadcast, an archive of the call will be available via the Internet (at the same location as the live broadcast) shortly after the call ends, and until midnight of March 02, 2009.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Words such as “believe”, “anticipate”, “expect”, “intend”, “seek”, “will”, “plan”, “could”, “may”, “project”, “goal”, “target” and similar expressions often identify forward-looking statements but are not the only way we identify these statements. All statements other than statements of historical fact included in this press release regarding our future performance, plans to increase revenues or margins or preserve or expand market share in existing or new markets, reduce expenses and any statements regarding other future events or our future prospects, are forward-looking statements.

We have based these forward-looking statements on our current knowledge and our present beliefs and expectations regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions about Partner, the macro economic environment, consumer habits and preferences in cellular telephone usage, trends in the Israeli telecommunications industry in general and possible regulatory and legal developments. For a description of some of the risks we face, see “Item 3D. Key Information – Risk Factors”, “Item 4. – Information on the Company”, “Item 5. – Operating and Financial Review and Prospects” and “Item 8A. – Consolidated Financial Statements and Other Financial Information – Legal and Administrative Proceedings” in the form 20-F filed with the SEC on May 6, 2008. In light of these risks, uncertainties, assumptions, and the global recession, the impact of which is still unknown, the forward-looking events discussed in this press release might not occur, and actual results may differ materially from the results anticipated. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The financial results presented in this press release are preliminary un-audited financial results.

The results were prepared in accordance with U.S. GAAP, other than EBITDA which is a non-GAAP financial measure.

The convenience translations of the Nominal New Israeli Shekel (NIS) figures into US Dollars were made at the rate of exchange prevailing at December 31, 2008: US $1.00 equals NIS 3.802. The translations were made purely for the convenience of the reader.

Use of Non-GAAP Financial Measure:
Earnings before interest, taxes, depreciation, amortization, exceptional items and capitalization of intangible assets (‘EBITDA’) is presented because it is a measure commonly used in the telecommunications industry and is presented solely to enhance the understanding of our operating results. EBITDA, however, should not be considered as an alternative to operating income or income for the year as an indicator of our operating performance. Similarly, EBITDA should not be considered as an alternative to cash flow from operating activities as a measure of liquidity. EBITDA is not a measure of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures for other companies. EBITDA may not be indicative of our historic operating results nor is it meant to be predictive of potential future results.

Reconciliation between our net cash flow from operating activities and EBIDTA is presented in the attached summary financial results.

About Partner Communications

Partner Communications Company Ltd. (“Partner”) is a leading Israeli mobile communications operator providing GSM / GPRS / UMTS / HSDPA services and wire free applications under the orange™ brand. The Company provides quality service and a range of features to 2.898 million subscribers in Israel (as of December 31, 2008). Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

Partner is a subsidiary of Hutchison Telecommunications International Limited (“Hutchison Telecom”), a leading global provider of telecommunications services. Hutchison Telecom currently offers mobile and fixed line telecommunications services in Hong Kong, and operates mobile telecommunications services in Israel, Macau, Thailand, Sri Lanka, Vietnam and Indonesia. It was the first provider of 3G mobile services in Hong Kong and Israel and operates brands including “Hutch”, “3” and “orange”. Hutchison Telecom, a subsidiary of Hutchison Whampoa Limited, is a listed company with American Depositary Shares quoted on the New York Stock Exchange under the ticker “HTX” and shares listed on the Stock Exchange of Hong Kong under the stock code “2332". For more information about Hutchison Telecom, see www.htil.com.

For more information about Partner, see http://www.orange.co.il/investor_site/

Contacts:

Mr. Emanuel Avner	Mr. Oded Degany
Chief Financial Officer	V.P. Corporate Development, Strategy and IR
Tel: +972-54-7814951	Tel: +972-54-7814151
Fax: +972-54-7815961	Fax: +972-54-7814161
E-mail: emanuel.avner@orange.co.il	E-mail: oded.degany@orange.co.il

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED BALANCE SHEETS

	December 31
	2007	2008	2008
	New Israeli shekels		Convenience translation into U.S. dollars
	(Audited)	(Unaudited)
	In thousands

Assets
CURRENT ASSETS:
Cash and cash equivalents	148,096	183,674	48,310
Accounts receivable:
Trade	1,120,842	1,103,007	290,112
Other	72,729	60,014	15,785
Inventories	132,868	124,766	32,816
Deferred income taxes	46,089	70,193	18,462

Total current assets	1,520,624	1,541,654	405,485

INVESTMENTS AND LONG-TERM RECEIVABLES:
Accounts receivable - trade	446,899	417,516	109,815
Funds in respect of employee rights upon retirement	88,522	81,869	21,533

	535,421	499,385	131,348

FIXED ASSETS, net of accumulated depreciation and
amortization	1,727,662	1,756,231	461,923

LICENSES, DEFERRED CHARGES AND OTHER
INTANGIBLE ASSETS, net of accumulated amortization	1,153,926	1,060,503	278,933

DEFERRED INCOME TAXES	93,745	109,766	28,870

Total assets	5,031,378	4,967,539	1,306,559

	December 31
	2007	2008	2008
	New Israeli shekels		Convenience translation into U.S. dollars
	(Audited)	(Unaudited)
	In thousands

Liabilities and shareholders' equity
CURRENT LIABILITIES:
Current maturities of long-term liabilities and short term loans	28,280	567,315	149,215
Accounts payable and accruals:
Trade	749,623	818,960	215,403
Other	375,510	343,030	90,224
Parent group - trade	3,405	4,454	1,171

Total current liabilities	1,156,818	1,733,759	456,013

LONG-TERM LIABILITIES:
Notes payable	2,072,636	1,624,727	427,335
Liability for employee rights upon retirement	131,960	147,724	38,854
Other liabilities	14,492	22,022	5,792

Total long-term liabilities	2,219,088	1,794,473	471,981

COMMITMENTS AND CONTINGENT LIABILITIES
Total liabilities	3,375,906	3,528,232	927,994

SHAREHOLDERS' EQUITY:
Share capital - ordinary shares of NIS 0.01 par
value: authorized - December 31, 2007 and 2008 - 235,000,000 shares;
issued and outstanding -
December 31, 2007 - 157,320,770 shares and
December 31, 2008 - 157,887,384 shares	1,573	1,578	415
Capital surplus	2,544,943	2,570,366	676,056
Accumulated deficit	(891,044)	(781,540)	(205,561)
Treasury shares, at cost (December 31, 2008- 4,467,990 shares,
December 31, 2007- nil)		(351,097)	(92,345)

Total shareholders' equity	1,655,472	1,439,307	378,565

	5,031,378	4,967,539	1,306,559

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31
	2006	2007	2008	2008
	New Israeli shekels			Convenience translation into U.S. dollars
	(Audited)		(Unaudited)
	In thousands (except per share data)

REVENUES - net:
Services	5,027,310	5,328,739	5,573,244	1,465,872
Equipment	579,401	784,905	756,306	198,923

	5,606,711	6,113,644	6,329,550	1,664,795
COST OF REVENUES:
Services	3,088,564	3,090,155	3,235,797	851,078
Equipment	811,760	1,001,488	843,327	221,811

	3,900,324	4,091,643	4,079,124	1,072,889

GROSS PROFIT	1,706,387	2,022,001	2,250,426	591,906

SELLING AND MARKETING EXPENSES	308,499	392,099	389,289	102,391
GENERAL AND ADMINISTRATIVE EXPENSES	184,072	230,937	255,939	67,317

	492,571	623,036	645,228	169,708

OPERATING PROFIT	1,213,816	1,398,965	1,605,198	422,198
FINANCIAL EXPENSES, net	161,866	120,762	157,939	41,541

INCOME BEFORE TAXES ON INCOME	1,051,950	1,278,203	1,447,259	380,657
TAXES ON INCOME	370,675	338,417	395,780	104,098

INCOME BEFORE CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLES	681,275	939,786	1,051,479	276,559
CUMULATIVE EFFECT, AT BEGINNING OF YEAR, OF A CHANGE IN
ACCOUNTING PRINCIPLES, net of tax	1,012

NET INCOME FOR THE YEAR	682,287	939,786	1,051,479	276,559

EARNINGS PER SHARE ("EPS"):
Basic:
Before cumulative effect	4.43	6.01	6.77	1.78
Cumulative effect	0.01

	4.44	6.01	6.77	1.78

Diluted:
Before cumulative effect	4.40	5.96	6.73	1.77
Cumulative effect	0.01

	4.41	5.96	6.73	1.77

WEIGHTED AVERAGE NUMBER OF
SHARES OUTSTANDING:
Basic	153,633,758	156,414,684	155,349,784	155,349,784

Diluted	154,677,685	157,787,009	156,347,843	156,347,843

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2006	2007	2008	2008
	New Israeli shekels			Convenience translation into U.S. dollars
	(Audited)		(Unaudited)
	In thousands

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income for the year	682,287	939,786	1,051,479	276,559
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	622,434	603,425	653,475	171,877
Employee share-based compensation expenses	20,957	16,752	8,691	2,286
Liability for employee rights upon retirement	11,142	18,580	15,764	4,146
Deferred income taxes	35,231	(23,200)	(40,125)	(10,554)
Accrued interest, exchange and linkage
differences on (erosion of) long-term liabilities	(4,646)	59,980	94,093	24,749
Capital loss on sale and disposal of fixed assets	274	1,267	119	31
Cumulative effect, at beginning of year, of a change
in accounting principles	(1,012)
Loss (gain) from assets in respect of employees rights	(4,576)	(5,555)	16,215	4,265
Changes in operating asset and liability items:
Decrease (increase) in accounts receivable:
Trade	(254,748)	(328,824)	47,218	12,419
Other	24,198	(2,036)	12,715	3,344
Increase (decrease) in accounts payable and accruals:
Trade	(58,568)	100,817	9,576	2,519
Other	49,923	85,885	(39,947)	(10,507)
Parent group - trade	5,317	(12,425)	1,049	276
Increase in asset retirement obligations	1,069	528	673	177
Decrease (increase) in inventories	87,009	(9,299)	8,102	2,131

Net cash provided by operating activities	1,216,291	1,445,681	1,839,097	483,718

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of fixed assets	(341,604)	(526,743)	(522,130)	(137,330)
Acquisition of optic fibers activity	(71,125)
Proceeds from sale of fixed assets	73	43	864	(227)
Purchase of additional spectrum	(27,690)
Payments in respect of land line license	(300)	(700)
Funds in respect of employee rights upon retirement	(862)	(2,086)	(9,562)	(2,515)

Net cash used in investing activities	(441,508)	(529,486)	(530,828)	(139,618)

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31
	2006	2007	2008	2008
	New Israeli shekels			Convenience translation into U.S. Dollars
	(Audited)		(Unaudited)
	In thousands

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayment of capital lease	(3,620)	(8,532)	(6,898)	(1,814)
Proceeds from exercise of stock options granted to employees	44,332	75,537	16,737	4,402
Windfall tax benefit in respect of exercise of options
granted to employees	643	1,167	368	97
Dividend paid	(352,444)	(624,015)	(929,993)	(244,606)
Short-term credit from banks			20,000	5,260
Repayment of long-term bank loans	(390,155)	(289,803)	(21,808)	(5,736)
Treasury shares			(351,097)	(92,345)

Net cash used in financing activities	(701,244)	(845,646)	(1,272,691)	(334,742)

INCREASE IN CASH AND CASH EQUIVALENTS	73,539	70,549	35,578	9,358
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	4,008	77,547	148,096	38,952

CASH AND CASH EQUIVALENTS AT END OF YEAR	77,547	148,096	183,674	48,310

SUPPLEMENTARY DISCLOSURE OF CASH FLOW INFORMATION
- cash paid during the year:
Interest	149,728	99,560	95,458	25,107

Income taxes (net of refund of approximately NIS 74 million in 2007)	317,099	301,554	419,801	108,627

Supplementary information on investing and financing activities not involving cash flows

At December 31, 2006, 2007 and 2008, trade payables include NIS 201.8 million, NIS 160 million and NIS 220 million (USD 58 million), respectively, in respect of acquisition of fixed assets.

At December 31, 2007 and 2008, tax withholding related to dividend of approximately NIS 7 million and NIS 18 million (USD 5 million) respectively is outstanding.

During 2007 and 2008, the Company has undertaken a capital lease with respect to fixed assets in the amount of NIS 7.4 million and NIS 7.2 million (USD1.9 million), respectively.

These balances are recognized in the cash flow statements upon payment.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
RECONCILIATION BETWEEN OPERATING CASH FLOWS AND EBITDA

	New Israeli shekels		Convenience translation into U.S. dollars
	2007	2008	2008
	Audited	(Unaudited)
	In thousands

Net cash provided by operating activities	1,450,720	1,839,097	483,718

Liability for employee rights upon retirement	(18,580)	(15,764)	(4,146)
Accrued interest and exchange and linkage differences
on long-term liabilities	(59,980)	(94,093)	(24,749)
Amount carried to differed charges
Gain (loss) from assets in respect of employee rights	5,555	(16,215)	(4,265)
Increase in accounts receivable:
Trade	328,824	(47,218)	(12,419)
Other	(10,260)	(12,715)	(3,344)
Decrease (increase) in accounts payable and accruals:
Trade	(100,817)	(9,576)	(2,519)
Other	275,732	475,851	125,158
Related parties	12,425	(1,049)	(276)
Increase (decrease) in inventories	16,556	(8,102)	(2,131)
Decrease (increase) in Assets Retirement Obligation	(528)	(673)	(177)
Financial Expenses	109,466	147,079	38,685

EBITDA	2,009,118	2,256,622	593,535

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
Summary Operating Data

	2006	2007	2008

Subscribers (in thousands)	2,668	2,860	2,898
Estimated share of total Israeli mobile telephone subscribers	32%	32%	31%
Churn rate in year	15.6%	15.0%	17.8%
Average monthly usage in year per subscriber (minutes)	311	336	365
Average monthly revenue in year per subscriber, including in-roaming revenue (NIS)	158	158	159

	Q4 2007	Q4 2008

Subscribers (in thousands)	2,860	2,898
Estimated share of total Israeli mobile telephone subscribers	31.7%	31.3%
Churn rate in quarter	4.0%	4.3%
Average monthly usage in quarter per subscriber (minutes)	345	357
Average monthly revenue in year per subscriber, including in-roaming revenue (NIS)	157	158

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd. By: /s/ Emanuel Avner —————————————— Emanuel Avner Chief Financial Officer

Dated: February 23, 2009